EXHIBIT 12
KEYCORP
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)
(unaudited)

	Year ended December 31,
	2006	2005	2004	2003	2002
Computation of Earnings
Net income	$1,055	$1,129	$954	$903	$976
Add: Provision for income taxes	450	436	405	320	325
Less: Income (loss) from discontinued operations, net of taxes	(143)	39	47	31	18
Less: Cumulative effect of accounting change, net of taxes	5	—	—	—	—

Income before income taxes and cumulative effect of accounting change	1,643	1,526	1,312	1,192	1,283
Fixed charges, excluding interest on deposits	1,023	790	497	492	646

Total earnings for computation, excluding interest on deposits	2,666	2,316	1,809	1,684	1,929
Interest on deposits	1,576	976	640	703	897

Total earnings for computation, including interest on deposits	$4,242	$3,292	$2,449	$2,387	$2,826

Computation of Fixed Charges
Net rental expense	$123	$150	$126	$127	$125

Portion of net rental expense deemed representative of interest	$34	$39	$31	$30	$24
Interest on short-term borrowed funds	201	153	64	110	169
Interest on long-term debt, including capital securities	788	598	402	352	453

Total fixed charges, excluding interest on deposits	1,023	790	497	492	646
Interest on deposits	1,576	976	640	703	897

Total fixed charges, including interest on deposits	$2,599	$1,766	$1,137	$1,195	$1,543

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	—	—	—	—	—
Total fixed charges, excluding interest on deposits	$1,023	$790	$497	$492	$646

Combined fixed charges and preferred stock dividends, excluding interest on deposits	1,023	790	497	492	646
Interest on deposits	1,576	976	640	703	897

Combined fixed charges and preferred stock dividends, including interest on deposits	$2,599	$1,766	$1,137	$1,195	$1,543

Ratio of Earnings to Fixed Charges
Excluding deposit interest	2.61x	2.93x	3.64x	3.42x	2.99x
Including deposit interest	1.63x	1.86x	2.15x	2.00x	1.83x

Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends
Excluding deposit interest	2.61x	2.93x	3.64x	3.42x	2.99x
Including deposit interest	1.63x	1.86x	2.15x	2.00x	1.83x